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                               January 5, 2021

       Suying Liu
       Chief Executive Officer
       Mountain Crest Acquisition Corp.
       311 West 43rd Street, 12th Floor
       New York, New York 10036

                                                        Re: Mountain Crest
Acquisition Corp.
                                                            Revised Proxy
Statement on Schedule 14A
                                                            Filed December 18,
2020
                                                            File No. 001-39312

       Dear Mr. Liu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Proxy Statement on Schedule 14A

       Background of the Business Combination, page 83

   1. We note your response to comment 3 and your revised disclosure. Please expand your disclosure to provide
additional detail about the negotiations which occurred between July
                                                        7, 2020 and July 16,
2020. In this regard, we note that between these dates it appears that the structure of the
deal and the proposed value of the transaction were determined. Please describe the internal
and external discussions which led to your proposal and the extent to which these discussions
allowed you to make an initial offer to Playboy that required minimal additional
negotiation on major deal points. In addition, please describe all material legal,
financial, or regulatory issues that were identified during this due diligence period (and throughout
the negotiation process) and how they were addressed.
   2. We note your response to comment 4 and your revised disclosure. Please confirm, it true, that material elements
of the transaction, such as deal structure and consideration, did not require significant
negotiations. However, if there were important areas of disagreement
 Suying Liu
Mountain Crest Acquisition Corp.
January 5, 2021
Page 2
         between the parties, please revise your discussion to highlight these disagreements and how they were resolved. We note, for example, the virtual meeting on July 16, 2020, the additional discussions which occurred in the few days following July 18, 2020, and the further refinement of the terms of the LOI which occurred between July 27, 2020 and July
         29, 2020. Your revised disclosure should more specifically explain the nature of these negotiations and the changes to the terms that were made as a result.
3. We note your response to comment 5 and your revised disclosure. Please further revise the disclosure to explain why the PIPE financing was proposed, by whom, and the process by which you agreed on the material terms of the financing. In this regard, we note it is not clear how the status of the PIPE financing process led you to reduce the size of the PIPE transaction from $100M to $50M.
Information About Playboy, page 134

4. We note your response to comment 8 and your revised disclosure. Please revise the final paragraph on page 137 to disclose the amount of indebtedness following the reorganization.
Playboy Enterprises, Inc. Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-3

5. We note your revisions to the consolidated statements of operations in response to comment 15. Please further revise to present your loss on disposals of assets in a separate line item. Refer to Rule 5-03.6 of Regulation S-X.
Notes to Consolidated Financial Statements, page F-7

6. We note your response to comments 11 and 16 stating that the repositioning and severance charges were related to the transformation of Playboy's primary business from a print and digital media entity to a commerce business. Please explain whether the costs to eliminate employees represent termination benefits provided to employees that were involuntarily terminated under the terms of a benefit arrangement. Please also explain whether the transformational changes undertaken in the past years have affected the nature and focus of Playboy's operations. Refer to ASC 420-10-15. Alternatively, provide the relevant disclosures discussed in ASC 420-10-50-1 and SAB Topic 5.P.4.
Note 1. Basis of Presentation and Summary of Significant Accounting Policies Impairment of Long-Lived Assets, page F-9

7. You disclose here that you recorded no impairment charges on your definite-lived assets
FirstName LastNameSuying Liu
       during the periods presented. However, on page 155, you disclose the write-off in 2018 of
Comapany   NameMountain
       leasehold            CrestofAcquisition
                 improvements       $3.7 millionCorp.
                                                 related to relocating your
corporate offices.
       Please revise your
January 5, 2021 Page 2    financial statement  disclosures accordingly. Refer
to ASC 360-10-50.
FirstName LastName
 Suying Liu
FirstName  LastNameSuying   Liu
Mountain Crest  Acquisition Corp.
Comapany
January    NameMountain Crest Acquisition Corp.
        5, 2021
January
Page 3 5, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Tahra Wright